VIA EDGAR

October 25, 2013

Re:	Acceleration Request for Brixmor Property Group Inc.
Registration Statement on Form S-11 (File No. 333-190002)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Brixmor Property Group Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 12:00 p.m., Washington, D.C. time, on October 29, 2013, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

October 25, 2013

VIA EDGAR

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-11

File No. 333-190002

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brixmor Property Group Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 12:00 p.m., Washington, D.C. time, on October 29, 2013, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BRIXMOR PROPERTY GROUP INC.

By:	/s/ Michael V. Pappagallo
Name:	Michael V. Pappagallo
Title:	President and Chief Financial Officer

[Signature Page—Acceleration Request]

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park, New York, NY 10036

Citigroup Global Markets Inc.

388 Greenwich Street, New York, NY 10013

J.P. Morgan Securities LLC

383 Madison Avenue, New York, NY 10179

Wells Fargo Securities, LLC

375 Park Avenue, New York, NY 10152

October 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sandra B. Hunter, Staff Attorney

Re:	Brixmor Property Group Inc.

Registration Statement on Form S-11 (File No. 333-190002)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Brixmor Property Group Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at Noon, Eastern Time, on October 29, 2013 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: October 17, 2013 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 11,300 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

J.P. MORGAN SECURITIES LLC

WELLS FARGO SECURITIES, LLC

As Representatives of the Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Jeffrey D. Horowitz
Name:	Jeffrey D. Horowitz
Title:	Managing Director
Head of Global Real Estate, Gaming & Lodging Investment Banking

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Auren Kule
Name:	Auren Kule
Title:	Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Nathan Brunner
Name:	Nathan Brunner
Title:	Vice President

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]